

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Via E-mail
Stephen D. Farber
Chief Financial Officer
Mednax, Inc.
1301 Concord Terrace
Sunrise, Florida 33323

Re: Mednax, Inc.
Form 8-K
Exhibit No. 2.1 - Securities Purchase Agreement, dated October 10, 2019, by and between MEDNAX Services, Inc. and FH MD Buyer, Inc.
Filed October 10, 2019
File No. 001-12111

Dear Mr. Farber:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance